UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Covetrus, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

22304C100

(CUSIP Number)

CD&R VFC Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Avenue

New York NY 10152

(212) 407-5227

with a copy to:

Peter J. Loughran, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Telephone: 212 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22304C100

1.	NAME OF REPORTING PERSON CD&R VFC HOLDINGS, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 11,066,478 (see Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,066,478 (see Item 5)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,066,478 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (see Item 5)[1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Based on 111,852,080 shares of common stock, par value $0.01 per share (the “Common Stock”), outstanding as of March 16, 2020.

CUSIP No. 22304C100

1.	NAME OF REPORTING PERSON CD&R INVESTMENT ASSOCIATES IX, LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 11,066,478 (see Item 5)[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,066,478 (see Item 5)[1]
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,066,478[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (see Item 5)[1,2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]

CD&R Investment Associates IX, Ltd. (“CD&R Holdings GP”) may be deemed to beneficially own shares of Common Stock of the Issuer because it is the general partner of CD&R VFC Holdings, L.P. (“CD&R Holdings”), which holds 11,066,478 shares of Common Stock.

[2]	Based on 111,852,080 shares of Common Stock outstanding as of March 16, 2020.

EXPLANATORY NOTE

This Amendment No. 1 amends the Statement on Schedule 13D (“Schedule 13D”) initially filed on February 11, 2019 with the U.S. Securities and Exchange Commission by (i) CD&R VFC Holdings, L.P., a Cayman Islands exempted limited partnership (“CD&R Holdings”), and (ii) CD&R Investment Associates IX, Ltd., a Cayman Islands exempted company (“CD&R Holdings GP” and, together with CD&R Holdings, the “Reporting Persons”).

ITEM 2. IDENTIFY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended by deleting paragraphs (a)-(c) in their entirety and replacing them as follows:

(a)—(c) This Schedule 13D is filed jointly on behalf of (i) CD&R Holdings and (ii) CD&R Holdings GP. The Reporting Persons have entered into a Joint Filing Agreement, dated as of May 1, 2020, a copy of which is attached hereto as Exhibit 99.3.

The address for each of the Reporting Persons is c/o M&C Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands, British West Indies.

The securities are held directly by CD&R Holdings. CD&R Holdings GP is the general partner of CD&R Holdings.

To the knowledge of the Reporting Persons, the name, business address, citizenship, and principal occupation or employment of each director and officer of each of the Reporting Persons, and any other information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D are set forth in Schedule A to this Schedule 13D and incorporated herein by this reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

On February 7, 2019, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated April 20, 2018, by and among Henry Schein, Inc., a Delaware corporation (“Henry Schein”), HS Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), and Direct Vet Marketing, Inc., a Delaware corporation (“Vets First Choice”), the Issuer merged with and into Vets First Choice, with Vets First Choice surviving the merger as a wholly-owned subsidiary of the Issuer (the “Merger”). Pursuant to the Merger Agreement, upon the consummation of the Merger, CD&R Holdings acquired 11,265,198 shares of Common Stock, which constituted its pro rata share of the issuance of 39,742,082 shares of Common Stock, in the aggregate (the “Stock Issuance”), to the holders of all of the equity interests in Vets First Choice, including CD&R Holdings. Pursuant to the Merger Agreement, upon consummation of the Merger, 554,651 shares of Common Stock issued to CD&R Holdings were held in escrow, in respect of purchase price adjustments relating to certain tax indemnity payments. On September 30, 2019, pursuant to the terms of the Merger Agreement, 198,720 of such shares of Common Stock held in escrow were released to the Issuer and cancelled, with the remaining 355,931 shares of Common Stock released back to CD&R Holdings.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

On February 7, 2019, following the consummation of the Merger, the Reporting Persons beneficially owned 11,265,198 shares of Common Stock, which represented 10.1% of the outstanding shares of Common Stock. Pursuant to the Merger Agreement, upon consummation of the Merger, 554,651 shares of Common Stock issued to

CD&R Holdings were held in escrow, in respect of the final purchase price adjustments and certain indemnities relating to the Merger. On September 30, 2019, pursuant to the terms of the Merger Agreement, 198,720 of such shares of Common Stock held in escrow were released to the Issuer and cancelled, with the remaining 355,931 shares of Common Stock released back to CD&R Holdings. See “Item 5. Interest in Securities of the Issuer.”

Pursuant to the Issuer’s amended and restated certificate of incorporation, the Reporting Persons are prohibited from beneficially owning any shares of Common Stock beyond the number of shares that they currently beneficially own for a two-year period following the Merger, subject to waiver by the Issuer’s board of directors (the “Board”) (the “Share Ownership Limitation”). On April 30, 2020, in connection with entry into the Investment Agreement (as defined below in Item 6), the Board consented to the acquisition by CD&R Holdings of the shares of Series A Preferred Stock in the Private Placement (each, as defined below in Item 6).

On February 7, 2019, pursuant to the Contribution and Distribution Agreement, dated as of April 20, 2018, by and among the Issuer, Henry Schein, Vets First Choice and Vets First Choice stockholders’ representative, the Board elected Ravi Sachdev, a partner of Clayton, Dubilier & Rice, LLC, to serve as a director of the Issuer. Pursuant to the Investment Agreement, the Board will elect one additional designee of CD&R Holdings to serve as a director on the Board. In their capacities as directors of the Issuer, Mr. Sachdev and such additional director designee of CD&R Holdings, and any successors thereto, may take an active role in working with the Issuer’s management on operational, financial and strategic initiatives.

Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, a variety of transactions that could create shareholder value, including business combinations, acquisitions and refinancing opportunities. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate.

Each Reporting Person may, at any time and from time to time, in privately negotiated transactions or otherwise, dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities or acquire additional securities of the Issuer, in each case, subject to the Share Ownership Limitation and the terms of the Investment Agreement. In addition, the Reporting Persons may engage in discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the business, operations, Board composition, management, strategy and future plans of the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements.

As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as: disposing of one or more businesses; selling the Issuer or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying or eliminating certain types of anti-takeover measures; restructuring the Issuer’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Issuer; or entering into agreements with the management of the Issuer relating to acquisitions of shares by members of management, issuance of equity awards to management or their employment by the Issuer. The Reporting Persons may also take steps to explore and prepare for various plans and actions before forming an intention to engage in such plans or actions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended by deleting paragraphs (a) and (c) in their entirety and replacing them as follows:

(a)

(i) CD&R Holdings is the beneficial owner of 11,066,478 shares of Common Stock. CD&R Holdings’ voting interest is approximately 9.9% of the voting power of the Issuer, based on 111,852,080 shares of Common Stock outstanding as of March 16, 2020.

(ii) CD&R Holdings GP, as the general partner of CD&R Holdings, may be deemed to beneficially own the shares of Common Stock in which CD&R Holdings has beneficial ownership. CD&R Holdings GP expressly disclaims beneficial ownership of the shares of Common Stock of which CD&R Holdings has beneficial ownership. Investment and voting decisions with respect to the shares of Common Stock held by CD&R Holdings or CD&R Holdings GP are made by an investment committee that consists of more than ten investment professionals of Clayton, Dubilier & Rice, LLC (the “Investment Committee”). All members of the Investment Committee disclaim beneficial ownership of the shares of Common Stock shown as beneficially owned by CD&R Holdings or CD&R Holdings GP.

(iii) CD&R Holdings GP is managed by a two-person board of directors. Donald J. Gogel and Nathan K. Sleeper, as the directors of CD&R Holdings GP, may be deemed to share beneficial ownership of the shares of Common Stock directly held by CD&R Holdings. Such persons expressly disclaim such beneficial ownership.

(c) Except as otherwise described in Item 6 of this Schedule 13D, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of this Schedule 13D, has effected any transactions in shares of Common Stock in the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Joint Filing Agreement

A Joint Filing Agreement, dated May 1, 2020, by and among the Reporting Persons, has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Investment Agreement

On April 30, 2020, the Issuer entered into an investment agreement (the “Investment Agreement”) with CD&R Holdings, pursuant to which the Issuer has agreed to issue and sell to CD&R Holdings, and CD&R Holdings has agreed to purchase from the Issuer, 250,000 shares of the Issuer’s 7.5% Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), in a private placement for aggregate gross proceeds to the Issuer of $250 million (such transaction, the “Private Placement”). The Series A Preferred Stock, once issued, will be convertible into shares of Common Stock, at a conversion price and a conversion rate to be set forth in the Certificate of Designations classifying the Series A Preferred Stock, a form of which is attached as Annex I to the Investment Agreement (the “Certificate of Designations”). The Private Placement is expected to close on or about May 19, 2020, subject to customary closing conditions (the “Closing Date”).

Effective as of the closing of the Private Placement, the Board will increase the size of the Board, if necessary, and will elect to the Board a director mutually agreed upon by CD&R Holdings and the Issuer, which individual shall be an “operating advisor” or “operating partner” of Clayton, Dubilier & Rice, LLC (the “Advisor Director”). For so long as CD&R Holdings or certain of its affiliates (collectively, the “Investor Parties”) beneficially own shares of Common Stock, shares of Series A Preferred Stock and/or shares of Common Stock issued upon conversion of Series A Preferred Stock (“Conversion Common Stock”) that represent, on an as-converted basis, at least 50% of the number of shares of Common Stock beneficially owned by the Investor Parties, on an as-converted basis, as of the Closing Date, the Investor Parties will have the right to designate the Advisor Director for election to the Board at any annual meeting of stockholders at which the term of the Advisor Director shall expire. For so long as the Investor Parties beneficially own shares of Common Stock, shares of Series A Preferred Stock and/or shares of Conversion Common

Stock that represent, on an as-converted basis, at least 25% of the number of shares of Common Stock beneficially owned by the Investor Parties, on an as-converted basis, as of the Closing Date (the “Investor Director Fall-Away Threshold”), the Investor Parties will have the right to designate one director (the “Investor Director”) for election to the Board at any annual meeting of stockholders at which the term of the Investor Director shall expire. The initial Investor Director is designated as Mr. Sachdev, who is a current Class III director of the Issuer whose term will expire at the Issuer’s 2022 annual meeting of stockholders.

For so long as the 25% ownership requirement included in the Investor Director Fall-Away Threshold is satisfied, the Investor Parties will be required to vote the shares of Series A Preferred Stock, if applicable, and Common Stock beneficially owned by them, in each case, (i) in favor of each director nominated and recommended by the Board (or a duly authorized committee thereof) for election at any annual meeting of stockholders (other than in respect of any Investor Director or Advisor Director nominee), (ii) against any stockholder nominations for directors that are not approved and recommended by the Board (or a duly authorized committee thereof) for election at any such meeting, (iii) in favor of the Issuer’s proposal for ratification of the appointment of the Issuer’s independent registered public accounting firm and (iv) in favor of the Issuer’s “say-on-pay” and “say-on-frequency” proposals and any proposal by the Issuer relating to compensation as recommended by the Board.

CD&R Holdings and its affiliates will be subject to certain standstill provisions that will restrict them from, among other actions, acquiring additional securities of the Issuer, until the later of (a) 12 months after the 25% ownership requirement included in the Investor Director Fall-Away Threshold is no longer satisfied and (b) the three-year anniversary of the Closing Date. In addition, the Investor Parties will be prohibited, subject to certain exceptions, from transferring any shares of Common Stock beneficially owned by them as of the Closing Date or any shares of Series A Preferred Stock or Conversion Common Stock until the 24-month anniversary of the Closing Date.

Upon closing of the Private Placement, CD&R Holdings and the Issuer will enter into a registration rights agreement, a form of which is attached as Annex II to the Investment Agreement (the “Registration Rights Agreement”), pursuant to which CD&R Holdings and certain permitted transferees will be afforded customary registration rights with respect to (a) the Conversion Common Stock and (b) shares of Common Stock held directly by CD&R Holdings as of the Closing Date.

If the Issuer proposes to issue equity securities of any kind, then, subject to certain exceptions and until the 25% ownership requirement included in the Investor Director Fall-Away Threshold is no longer satisfied, subject to certain exceptions, the Issuer will be required to offer the Investor Parties the opportunity to purchase up to a number of such securities that would allow the Investor Parties to maintain their then-current proportional ownership percentage in the Issuer (on an as-converted basis).

In connection with the closing of the Private Placement and in accordance with the Investment Agreement, the Issuer will establish the rights and preferences of the Series A Preferred Stock pursuant to the Certificate of Designations, which will be in addition to any rights and preferences of the Issuer’s preferred stock provided for in the Amended and Restated Certificate of Incorporation of the Issuer (the “Certificate of Incorporation”). The Series A Preferred Stock will rank senior to the Common Stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer. The Series A Preferred Stock will have a liquidation preference of $1,000 per share. Holders of Series A Preferred Stock will be entitled to a cumulative dividend at the rate of 7.5% per annum, payable quarterly in arrears. Dividends may be paid in cash or accrue in accordance with the terms of the Certificate of Designations. Holders of Series A Preferred Stock are also entitled to participate in dividends paid on the Common Stock on an as-converted basis.

Each share of Series A Preferred Stock will be convertible at the option of the holders at any time into a number of shares of Common Stock equal to the quotient of (a) the sum of the liquidation preference and the accrued but unpaid dividends with respect to such share as of the applicable conversion date, divided by (b) an initial conversion price of $11.10, subject to certain anti-dilution adjustments. However, unless certain stockholder approval is obtained, no holder may convert any share of Series A Preferred Stock if the conversion of such share would result in such holder beneficially owning more than 19.99% of the then-outstanding stockholder voting power of the Issuer.

Subject to certain restrictions, the Issuer may, at its option, require the conversion of all (but not less than all) of the outstanding shares of Series A Preferred Stock into the relevant number of shares of Common Stock if either (i) the Consolidated EBITDA (as defined in the Certificate of Designations) of the Issuer and its consolidated subsidiaries exceeds $300 million for two consecutive 12-month periods and the Issuer’s Consolidated Net Total Leverage Ratio (as defined in the Certificate of Designations) as of the last day of such two consecutive 12-month periods does not exceed 4:00:1:00, or (ii) the volume-weighted average price of the Common Stock exceeds the product of (x) the Mandatory Conversion Threshold Price Percentage (as defined in the Certificate of Designations) and (y) the then-applicable conversion price on each of at least twenty trading days (whether or not consecutive) in a period of thirty consecutive trading days.

Holders of Series A Preferred Stock will be entitled to vote with the holders of the Common Stock on an as-converted basis. However, unless certain stockholder approval is obtained, the Investor Parties that hold shares of Series A Preferred Stock will not be entitled to any voting rights in respect of its shares of Series A Preferred Stock at any stockholders’ meeting or in any written consent of stockholders, in each case to the extent, and only to the extent, that such Investor Parties would have the right to a number of votes in respect of such Investor Parties’ shares of Common Stock, preferred stock or other capital stock of the Issuer in excess of 19.99% of the then-outstanding stockholder voting power of the Issuer.

Upon certain change of control events involving the Issuer, holders of Series A Preferred Stock can require the Issuer to repurchase all or any portion of the Series A Preferred Stock at an amount in cash equal to 101% of the liquidation preference thereof plus all accrued but unpaid dividends. The Issuer will have the right, upon certain change of control events involving the Issuer, to redeem the Series A Preferred Stock in an amount in cash equal to the liquidation preference as of the date of redemption, plus all accrued but unpaid dividends as of the date of redemption, plus, if the applicable redemption date is prior to the fifth anniversary of the date of issuance of such share, the amount equal to the net present value (computed using a discount rate equal to the treasury rate (as described in the Certificate of Designations)) of the sum of all dividends that would otherwise be payable on such shares of Series A Preferred Stock on and after the applicable change of control purchase date to and including the fifth anniversary of said issue date and assuming such dividends were paid in cash.

The foregoing description of the Investment Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreement, which is attached hereto as Exhibit 99.4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Description of Exhibit

99.3	Joint Filing Agreement

99.4	Investment Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of Covetrus, Inc., filed on May 1, 2020)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2020

CD&R VFC HOLDINGS, L.P.

By: CD&R Investment Associates IX, Ltd., its general partner

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Chief Financial Officer, Treasurer and Secretary

CD&R INVESTMENT ASSOCIATES IX, LTD.

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Chief Financial Officer, Treasurer and Secretary

SCHEDULE A

The business address for each of the persons listed below is c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, 18th Floor, New York, New York 10152, and the business telephone number of each such person is 212-407-5200.

Name	Title/Principal Occupation or Employment	Citizenship
Donald J. Gogel	Mr. Gogel is a director and officer of CD&R Investment Associates IX, Ltd.	United States of America

Nathan K. Sleeper	Mr. Sleeper is a director and officer of CD&R Investment Associates IX, Ltd.	United States of America

Theresa A. Gore	Ms. Gore is an officer of CD&R Investment Associates IX, Ltd.	United States of America